Exhibit 99.1



NEWS RELEASE

Media Contact: Doug Kline
Sempra Energy
(877) 866-2066
www.sempra.com

Financial Contact: Glen Donovan
Sempra Energy
(877) 736-7727
investor@sempra.com

SEMPRA ENERGY THIRD-QUARTER EARNINGS RISE

SAN DIEGO, Nov. 9, 2009 – Sempra Energy (NYSE: SRE) today reported that earnings increased in the third quarter 2009 to $317 million, or $1.27 per diluted share, from $308 million, or $1.24 per diluted share, in the third quarter 2008.

Earnings for the first nine months of 2009 were $831 million, or $3.37 per diluted share, up nearly 5 percent from $794 million, or $3.13 per diluted share, in the first nine months of last year.

"Our results through the first nine months of the year benefited from the solid performance of our California utilities and our commodities business, as well as continued progress in the build-out of our natural gas infrastructure projects," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "We remain on track to meet our 2009 financial targets."

-more-

OPERATING HIGHLIGHTS

San Diego Gas & Electric

Third-quarter earnings for San Diego Gas & Electric (SDG&E) were $108 million in 2009, compared with $123 million last year. Third-quarter 2008 results included $33 million in earnings from the retroactive application of SDG&E's rate case, approved in July 2008.

For the first nine months, SDG&E earnings rose to $277 million in 2009 from $258 million last year.

Southern California Gas Co.

Earnings for Southern California Gas Co. (SoCalGas) in the third quarter 2009 were $74 million, compared with $77 million in the third quarter 2008. Third-quarter 2008 results included $7 million in earnings from the retroactive application of SoCalGas' rate case, approved in July 2008.

For the nine-month period, SoCalGas' earnings increased to $198 million in 2009 from $190 million in 2008.

RBS Sempra Commodities

Earnings for Sempra Energy's commodity operations – concentrated in the RBS Sempra Commodities joint venture – were $75 million in the third quarter 2009, compared with a loss of $8 million in last year's third quarter, due primarily to improved performance in natural gas marketing. Results in last year's third quarter were negatively impacted by losses in power marketing caused by the steep decline in commodity prices during the quarter.

For the nine-month period, earnings from Sempra Energy's commodity operations increased to $274 million in 2009 from $181 million last year.

Last week, as part of its ongoing restructuring plan responding to increased government investment, The Royal Bank of Scotland (RBS) announced its intention to divest several of its assets, including its 51-percent stake in the RBS Sempra Commodities joint venture. RBS has told Sempra Energy that the bank will comply with the joint-venture agreement and execute the sale in an orderly manner to maximize the value of the business. RBS also said it is committed to maintaining the usual liquidity, credit and funding operations for the joint venture.

Sempra Generation

In the third quarter 2009, Sempra Generation's earnings were $43 million, compared with $94 million in the third quarter 2008. Sempra Generation benefited in last year's third quarter from $28 million of mark-to-market earnings on long-term contracts with RBS Sempra Commodities and other counterparties, as well as $8 million from a solar investment tax credit and more favorable market pricing.

For the first nine months of 2009, Sempra Generation earned $119 million, compared with $162 million in the same period a year ago.

In September, Sempra Generation announced it has become an equal partner with BP Wind Energy in the Fowler Ridge II Wind Farm project in Indiana, scheduled to commence operations in the fourth quarter 2009. The entire output of the 200-megawatt facility already has been sold under four, 20-year contracts.

Sempra Pipelines & Storage

Third-quarter 2009 earnings for Sempra Pipelines & Storage increased to $54 million from $34 million, due primarily to lower income taxes and increased contributions from the Rockies Express pipeline.

For the nine-month period, earnings for Sempra Pipelines & Storage were $64 million in 2009, compared with $84 million last year. In the second quarter 2009, Sempra Pipelines & Storage recorded an after-tax charge of $64 million for the write-off of some of its Louisiana natural gas storage assets.

Sempra LNG

Sempra LNG had a break-even third quarter 2009, compared with earnings of $4 million in the prior-year's quarter.

For the nine-month period, Sempra LNG had a net loss of $19 million in 2009, compared with a net loss of $33 million last year.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering the passcode 9848386.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2008 revenues of nearly $11 billion. The Sempra Energy companies' 13,600 employees serve more than 29 million consumers worldwide.

Complete financial tables, including income-statement information by business unit, are available on Sempra Energy's Web site at http://www.sempra.com/downloads/3Q2009.pdf.

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or discussions of strategies, plans or intentions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, and other regulatory and governmental bodies in the United States, the United Kingdom and other countries; capital market conditions and inflation, interest and exchange rates; energy and trading markets, including the timing and extent of changes and volatility in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the Securities and Exchange Commission. These reports are available through the EDGAR system without charge at the SEC's Web site, www.sec.gov and on the company's Web site, at www.sempra.com.

Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and RBS Commodities dba Sempra Energy Solutions and Sempra Energy Trading are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and RBS Commodities dba Sempra Energy Solutions and Sempra Energy Trading are not regulated by the California Public Utilities Commission.

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SEMPRA ENERGY
Table A

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share amounts)	Three months ended September 30, 2009	Three months ended September 30, 2008*	Nine months ended September 30, 2009	Nine months ended September 30, 2008*
	(unaudited)			
REVENUES				
Sempra Utilities	$ 1,424	$ 2,013	$ 4,382	$ 6,190
Sempra Global and parent	429	679	1,268	2,275
Total revenues	1,853	2,692	5,650	8,465
EXPENSES AND OTHER INCOME				
Sempra Utilities:				
Cost of natural gas	(208)	(689)	(997)	(2,708)
Cost of electric fuel and purchased power	(208)	(311)	(508)	(694)
Sempra Global and parent:				
Cost of natural gas, electric fuel and purchased power	(220)	(431)	(675)	(1,353)
Other cost of sales	(19)	(15)	(52)	(168)
Operation and maintenance	(571)	(564)	(1,676)	(1,816)
Depreciation and amortization	(196)	(162)	(568)	(508)
Franchise fees and other taxes	(77)	(76)	(228)	(230)
Gains on sale of assets	-	-	3	114
Write-off of long-lived assets	-	-	(132)	-
Equity earnings (losses):				
RBS Sempra Commodities LLP	105	(4)	384	142
Other	18	14	27	29
Other income (expense), net	24	(21)	97	30
Interest income	5	12	16	36
Interest expense	(96)	(67)	(257)	(165)
Income before income taxes and equity earnings of certain unconsolidated subsidiaries	410	378	1,084	1,174
Income tax expense	(128)	(94)	(327)	(423)
Equity earnings, net of income tax	20	18	59	57
Net income	302	302	816	808
(Earnings) losses attributable to noncontrolling interests	17	8	22	(7)
Preferred dividends of subsidiaries	(2)	(2)	(7)	(7)
Earnings	$ 317	$ 308	$ 831	$ 794
Basic earnings per common share	$ 1.30	$ 1.26	$ 3.42	$ 3.18
Weighted-average number of shares outstanding, basic (thousands)	243,925	243,793	242,806	249,311
Diluted earnings per common share	$ 1.27	$ 1.24	$ 3.37	$ 3.13
Weighted-average number of shares outstanding, diluted (thousands)	248,461	247,904	246,875	253,407
Dividends declared per share of common stock	$ 0.39	$ 0.35	$ 1.17	$ 1.02

** As adjusted for the retrospective adoption of ASC 810 (SFAS 160).*

SEMPRA ENERGY
Table B

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	September 30, 2009		December 31, 2008*	
		(unaudited)		
Assets				
Current assets:				
Cash and cash equivalents	$	756	$	331
Short-term investments		-		176
Restricted cash		27		27
Accounts receivable, net		744		981
Due from unconsolidated affiliates		19		4
Income taxes receivable		139		195
Deferred income taxes		117		31
Inventories		296		320
Regulatory assets		48		121
Fixed-price contracts and other derivatives		111		160
Insurance receivable related to wildfire litigation		266		-
Other		173		130
Total current assets		2,696		2,476
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		232		264
Regulatory assets arising from pension and other postretirement benefit obligations		1,218		1,188
Other regulatory assets		568		534
Nuclear decommissioning trusts		664		577
Investment in RBS Sempra Commodities LLP		2,094		2,082
Other investments		2,019		1,166
Goodwill and other intangible assets		527		539
Sundry		605		709
Total investments and other assets		7,927		7,059
Property, plant and equipment, net		17,772		16,865
Total assets	$	28,395	$	26,400
Liabilities and Equity				
Current liabilities:				
Short-term debt	$	851	$	503
Accounts payable		581		856
Due to unconsolidated affiliates		16		38
Dividends and interest payable		209		156
Accrued compensation and benefits		221		280
Regulatory balancing accounts, net		605		335
Current portion of long-term debt		622		410
Fixed-price contracts and other derivatives		99		180
Customer deposits		145		170
Reserve for wildfire litigation		289		-
Other		672		684
Total current liabilities		4,310		3,612
Long-term debt		6,845		6,544
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		102		102
Customer advances for construction		144		155
Pension and other postretirement benefit obligations, net of plan assets		1,518		1,487
Deferred income taxes		1,278		946
Deferred investment tax credits		54		57
Regulatory liabilities arising from removal obligations		2,546		2,430
Asset retirement obligations		1,212		1,159
Other regulatory liabilities		202		219
Fixed-price contracts and other derivatives		348		392
Deferred credits and other		774		909
Total deferred credits and other liabilities		8,178		7,856
Preferred stock of subsidiary		79		79
Equity:				
Total Sempra Energy shareholders' equity		8,745		7,969
Preferred stock of subsidiaries		100		100
Other noncontrolling interests		138		240
Total equity		8,983		8,309
Total liabilities and equity	$	28,395	$	26,400

* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Nine months ended September 30,	
(Dollars in millions)	2009	2008*
	(unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 816	$ 808
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	568	508
Deferred income taxes and investment tax credits	181	165
Equity earnings	(470)	(228)
Gains on sale of assets	(3)	(114)
Write-off of long-lived assets	132	-
Fixed-price contacts and other derivatives	(27)	-
Other	45	76
Net change in other working capital components	220	(408)
Distributions from RBS Sempra Commodities LLP	407	56
Changes in other assets	81	(3)
Changes in other liabilities	(66)	(55)
Net cash provided by operating activities	1,884	805
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,371)	(1,541)
Proceeds from sale of assets, net of cash sold	179	2,071
Expenditures for investments	(762)	(2,180)
Distributions from investments	16	23
Purchases of nuclear decommissioning and other trust assets	(167)	(361)
Proceeds from sales by nuclear decommissioning and other trusts	155	350
Decrease in notes receivable from unconsolidated affiliate	-	60
Other	(20)	(18)
Net cash used in investing activities	(1,970)	(1,596)
Cash Flows from Financing Activities:		
Common dividends paid	(255)	(252)
Preferred dividends paid by subsidiaries	(7)	(7)
Issuances of common stock	52	17
Repurchases of common stock	-	(1,002)
(Decrease) increase in short-term debt, net	(52)	985
Issuances of long-term debt	1,181	650
Payments on long-term debt	(325)	(75)
Purchase of noncontrolling interest	(94)	-
Other	11	5
Net cash provided by financing activities	511	321
Increase (decrease) in cash and cash equivalents	425	(470)
Cash and cash equivalents, January 1	331	668
Cash and cash equivalents, September 30	$ 756	$ 198

* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Earnings (Losses)				
San Diego Gas & Electric	$ 108	$ 123	$ 277	$ 258
Southern California Gas	74	77	198	190
Sempra Commodities[1]	75	(8)	274	181
Sempra Generation	43	94	119	162
Sempra Pipelines & Storage	54	34	64	84
Sempra LNG	-	4	(19)	(33)
Parent & Other	(37)	(16)	(82)	(48)
Earnings	$ 317	$ 308	$ 831	$ 794

[1] Results for 2009 and the second and third quarters of 2008 include the company's portion of RBS Sempra Commodities' joint venture earnings and interest, income taxes, cost allocations and other items associated with the joint venture. Results for the first quarter of 2008 include 100% of the commodities-marketing businesses. Both 2009 and 2008 include the results of Sempra Rockies Marketing.

(Dollars in millions)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Capital Expenditures and Investments[1]				
San Diego Gas & Electric	$ 190	$ 277 [2]	$ 785 [2]	$ 942 [2]
Southern California Gas	109	108	336	350
Sempra Commodities	-	-	-	37
Sempra Generation	194	2	207	15
Sempra Pipelines & Storage	395	43	723	345
Sempra LNG	88	61	230	310
Parent & Other	2	165 [2]	4	426 [2]
Eliminations[2]	-	(229)	(152)	(304)
Consolidated Capital Expenditures and Investments	$ 978	$ 427	$ 2,133	$ 2,121

[1] Investments do not include the $1.6 billion contribution to RBS Sempra Commodities in the second quarter of 2008.

[2] During the nine months ended September 30, 2008, SDG&E and Parent & Other purchased $304 and $413, respectively, of SDG&E's industrial development bonds, including purchases and sales between the entities. As their cash flow needs changed, SDG&E purchased $68 of the bonds from Parent & Other during the three months ended September 30, 2008 and Parent & Other purchased $161 of the bonds from SDG&E in the same period. In the second quarter of 2009, SDG&E purchased $152 of the bonds from Parent & Other to facilitate their remarketing.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
SEMPRA UTILITIES	2009	2008	2009	2008
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 771	$ 945	$ 2,130	$ 2,439
SoCalGas (excludes intercompany sales)	$ 653	$ 1,068	$ 2,252	$ 3,751
Gas Sales (Bcf)	61	63	272	288
Transportation and Exchange (Bcf)	170	171	421	445
Total Deliveries (Bcf)	231	234	693	733
Total Gas Customers (Thousands)			6,599	6,565
Electric Sales (Millions of kWhs)	4,636	4,716	12,768	13,012
Direct Access (Millions of kWhs)	800	781	2,290	2,296
Total Deliveries (Millions of kWhs)	5,436	5,497	15,058	15,308
Total Electric Customers (Thousands)			1,377	1,370
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	5,317	5,707	16,526	16,825

SEMPRA PIPELINES & STORAGE

(Represents 100% of the distribution operations of these subsidiaries, although subsidiaries in Argentina, Chile and Peru are not 100% owned by Sempra Energy. These subsidiaries are not consolidated within Sempra Energy and the related investments are accounted for under the equity method).

Natural Gas Sales (Bcf)				
Argentina	101	102	249	254
Mexico	5	4	14	14
Mobile Gas	8	- *	24	- *
Natural Gas Customers (Thousands)				
Argentina			1,702	1,658
Mexico			91	95
Mobile Gas			92	- *
Electric Sales (Millions of kWhs)				
Peru	1,378	1,347	4,151	4,063
Chile	567	565	1,837	1,797
Electric Customers (Thousands)				
Peru			856	829
Chile			574	559

* Mobile Gas was acquired in October 2008.

SEMPRA ENERGY

Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three and nine months ended September 30, 2009, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Rockies Marketing. The margin and financial data below represent the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics

(in millions of US dollars)

*RBS Sempra Commodities LLP - Joint Venture level margin**	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009
Geographical:			
North America	$ 100	$ (79)	$ 572
Europe/Asia	112	139	317
Total	$ 212	$ 60	$ 889
Product Line:			
Oil - Crude & Products	$ 24	$ 22	$ 217
Power	8	(81)	195
Natural Gas	103	57	248
Metals	86	62	221
Other	(9)	-	8
Total	$ 212	$ 60	$ 889

Financial Information

(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended September 30, 2009		Three months ended September 30, 2008		Nine months ended September 30, 2009	
	Joint Venture Total	Sempra Share**	Joint Venture Total	Sempra Share**	Joint Venture Total	Sempra Share**
Fee income and trading revenue, net of selling costs	$ 212		$ 60		$ 889	
Operating and other expenses	(129)		(93)		(510)	
Joint Venture distributable income	$ 83		$ (33)		$ 379	
Preferred return on capital	$ 85	$ 61	$ 131	$ 60	$ 246	$ 180
1st allocation - 70% Sempra / 30% RBS***	(2)	(1)	(103)	(71)	133	96
2nd allocation - 30% Sempra / 70% RBS	-	-	(61)	(18)	-	-
Distributable income	$ 83	$ 60	$ (33)	$ (29)	$ 379	$ 276

Sempra Commodities Earnings

(in millions of US dollars)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009
Sempra share of distributable income - IFRS basis	$ 60	$ (29)	$ 276
U.S. GAAP conversion impact	45	25	108
Sempra equity earnings before income taxes - U.S. GAAP basis	105	(4)	384
Income tax expense	(30)	1	(106)
Sempra equity earnings from RBS Sempra Commodities LLP	75	(3)	278
Other segment activity	-	(5)	(4)
Sempra Commodities earnings	$ 75	$ (8)	$ 274

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

** After a 15% preferred return to Sempra and then a 15% return to RBS, Sempra receives 70% of the next $500 million and 30% of any remaining income on an annual basis.

*** Includes certain transition costs specifically allocated to Sempra and RBS.